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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 1)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                             DATAWAVE SYSTEMS, INC.
                             ----------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      -------------------------------------
                         (Title of Class of Securities)

                                    237921200
                                 ---------------
                                 (CUSIP Number)

                                   Eduard Will
                                 Inprimis, Inc.
                             Chief Executive Officer
                              1601 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 997-6227

                                 with a copy to:

                           Kenneth E. Adelsberg, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                             New York, NY 10004-1490
                                 (212) 858-1000

 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 12, 2001
                               ------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /


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CUSIP NO. 237921200                    13D                   PAGE 2 OF 12 PAGES
---------------------------                                  -------------------

                                  SCHEDULE 13D

=====================================================================================================
CUSIP NO. 237921200

-----------------------------------------------------------------------------------------------------
           1  NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   INPRIMIS, INC.
                   59-2479377
-----------------------------------------------------------------------------------------------------
           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a) / /
                                                                                          (b) / /
-----------------------------------------------------------------------------------------------------
           3  SEC USE ONLY
-----------------------------------------------------------------------------------------------------
           4  SOURCE OF FUNDS
                   OO
-----------------------------------------------------------------------------------------------------
           5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)                                                              / /
-----------------------------------------------------------------------------------------------------
           6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   FLORIDA
-----------------------------------------------------------------------------------------------------
      NUMBER OF SHARES               7  SOLE VOTING POWER
        BENEFICIALLY
          OWNED BY                            25,109,383 (SEE ITEM 5.)
       EACH REPORTING         -----------------------------------------------------------------------
        PERSON WITH                  8  SHARED VOTING POWER

                                              0
                              -----------------------------------------------------------------------
                                     9  SOLE DISPOSITIVE POWER

                                              0
                              -----------------------------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                              0
-----------------------------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   25,109,383 (SEE ITEM 5.)
-----------------------------------------------------------------------------------------------------
          12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES               / /
-----------------------------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   51.9% (SEE ITEM 5.)
-----------------------------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON

                   CO
=====================================================================================================

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CUSIP NO. 237921200                    13D                   PAGE 3 OF 12 PAGES
---------------------------                                  -------------------

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Inprimis, Inc. that it is the beneficial owner of any of the Common Stock of DataWave Systems, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

         This Amendment No. 1 to that certain statement on Schedule 13D of Inprimis, Inc. filed October 22, 2001 (the "Original Statement") hereby amends and restates the Original Statement as follows:


Item 1.       SECURITY AND ISSUER.
              -------------------

         This statement on Schedule 13D relates to the Common Stock, no par value per share (the "Issuer Common Stock"), of DataWave Systems, Inc., a company organized under the Business Corporations Act of the Yukon Territory (the "Issuer"). The principal executive offices of the Issuer are located at 101 West 5th Avenue, Vancouver, BC V5Y 4A5.


Item 2.       IDENTITY AND BACKGROUND.
              -----------------------

              (a) This statement is being filed by Inprimis, Inc., a Florida corporation ("Inprimis").

              (b) The address of the principal executive offices and principal business of Inprimis is 1601 Clint Moore Road, Boca Raton, Florida 33487.

              (c) Inprimis provides product design services and technology relating to digital entertainment devices to consumer electronics companies, cable operators, Internet service providers and telecommunications companies. Set forth in Schedule A is the name and present principal occupation or employment, including the name, principal place of business and address of any corporation or other organization in which such employment is conducted, of each of Inprimis's directors and executive officers as of the date hereof.

              (d) During the past five years, neither Inprimis nor, to Inprimis's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the past five years, neither Inprimis nor, to Inprimis's knowledge, any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Eduard Will and Karl Gruns are citizens of the Federal Republic of Germany. Each of the other directors and executive officers listed on Schedule A is a citizen of the United States.

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CUSIP NO. 237921200                    13D                   PAGE 4 OF 12 PAGES
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Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

         On October 12, 2001, Inprimis, Cash Card Communications Corp. Ltd. ("C-4") and the Issuer entered into a Non-Binding Interim Plan of Arrangement Agreement (the "Letter of Intent") relating to a proposed amalgamation among Inprimis, the Issuer and C-4 pursuant to which all holders of Issuer Common Stock would become shareholders of Inprimis and Issuer would become a wholly owned subsidiary of Inprimis (such proposed amalgamation hereinafter referred to as the "Plan of Arrangement").

         In connection with the Letter of Intent, on October 12, 2001, Inprimis, C-4, Glencoe Group LLC ("Glencoe") and certain other parties entered into a Share Exchange Agreement (the "Share Exchange Agreement") pursuant to which C-4 and Glencoe agreed, subject to certain conditions, to transfer all of their shares of Issuer Common Stock to Inprimis in exchange for shares of its common stock (the "Share Exchange"). In the event the conditions are not satisfied such that the Share Exchange is not consummated, each of C-4 and Glencoe have agreed to enter into a Lock-Up Agreement (as defined below).

         As an inducement for Inprimis to enter into the Letter of Intent and Share Exchange Agreement, and in consideration thereof, certain of the directors and officers and other shareholders of the Issuer set forth on Schedule B each entered into a Lock-Up Agreement with Inprimis (each a "Lock-Up Agreement"). Pursuant to the Lock-Up Agreements, each such director, officer or other shareholder agreed to vote the shares of Issuer Common Stock beneficially owned by him in favor of the Plan of Arrangement and against any competing transaction. Inprimis did not pay additional consideration to any such director, officer or other shareholder of Issuer in connection with the execution and delivery of the Lock-Up Agreements.

Item 4.       PURPOSE OF TRANSACTION.
              ----------------------

         (a) - (b) As described in Item 3 above, this statement relates to the Share Exchange and Plan of Arrangement. Based on the current capitalization of the Issuer and Inprimis, Inprimis will hold 40.472% of the issued and outstanding Issuer Common Stock upon consummation of the Share Exchange Agreement, and 100% of the Issuer Common Stock upon consummation of the Plan of Arrangement. Simultaneously with the entering into of the Share Exchange Agreement, and pursuant to its terms, Eduard Will, President and CEO of Inprimis, C-4 and another investor entered into a Private Placement Agreement under which Inprimis will, subject to certain conditions, issue 4,000,000 shares of a newly created class of Series A Preferred Stock in consideration of an aggregate purchase price of $500,000 (the "Private Placement").

         THE SHARE EXCHANGE

         Under the Share Exchange Agreement, C-4 and Glencoe, which together hold an aggregate of 17,759,000 shares of Issuer Common Stock representing 40.472% of the issued and outstanding Issuer Common Stock, will transfer all of their shares to Inprimis in exchange for 26,638,500 shares of Inprimis common stock representing approximately 70% of the then issued and outstanding

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CUSIP NO. 237921200                    13D                   PAGE 5 OF 12 PAGES
---------------------------                                  -------------------


common stock of Inprimis (the "Share Exchange"). The rate of exchange will be one share of Issuer Common Stock for one and one-half (1 1/2) shares of Inprimis common stock.

         Because Inprimis's Articles of Incorporation do not presently authorize a sufficient number of its common shares to effect the exchange, Inprimis will, immediately upon the closing of the Share Exchange, issue 11,400,000 shares (representing 43% of the new shares) to C-4 and Glencoe and will give to C-4 an interest-free subordinated promissory note in the amount of $4,571,550 that will convert into the balance of 15,238,500 shares on or prior to the close of business on July 1, 2002, provided Inprimis's shareholders approve the necessary increase of its authorized common stock.

         Upon the closing of the Share Exchange Agreement, the agreement provides that Inprimis shall use its best efforts to reconstitute its board of directors to consist of nine persons, with six directors appointed by C-4 and three directors being retained from the existing board.

         The Share Exchange Agreement provides that, until the earlier of the closing of the Plan of Arrangement and the termination of the Share Exchange Agreement by its terms, Inprimis and its representatives, without the consent of C-4 or as required to comply with Inprimis's directors' fiduciary duty, shall refrain from initiating or discussing or otherwise facilitating any inquiries or proposals for the sale, consolidation or similar transaction relating to all or any part of its business operations or for 20% or more of its outstanding capital stock, other than in connection with the Plan of Arrangement.

         Closing of the Share Exchange Agreement is subject to the granting of an exemption by NASDAQ from its rule that an issuer receive shareholder approval of any issuance of greater than 20% of the voting power of its outstanding stock at the time of issuance. In the event the exemption from NASDAQ is not obtained, the Share Exchange Agreement provides that C-4 and Glencoe will each enter into a Lock-Up Agreement.

         THE PRIVATE PLACEMENT

         Pursuant to the Private Placement Agreement, Mr. Will, C-4 and another investor have subscribed for 2,000,000, 1,600,000 and 400,000 shares, respectively, of a newly created class of Series A Preferred Stock of Inprimis, par value $0.01 per share, at a price of $0.125 per share. The aggregate proceeds from the private placement of $500,000 are intended for Inprimis's current working capital needs.

         The Series A Preferred Stock will have the same voting rights as the common stock of Inprimis. Contingent on approval by Inprimis's shareholders of sufficient authorized common stock of Inprimis, the Series A Preferred Stock will be convertible into Inprimis common shares (at a conversion rate of one for one) at Inprimis's election at any time on or prior to the close of business on July 1, 2002. Alternatively, at any time on or prior to the close of business on July 1, 2002, (and subject to the legal availability of funds therefor) Inprimis may, at its option, redeem any or all of such shares in exchange for $0.125 (U.S.) per share of Series A Preferred Stock and, for every two

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CUSIP NO. 237921200                    13D                   PAGE 6 OF 12 PAGES
---------------------------                                  -------------------

such shares to be redeemed, a one-year warrant for the purchase of a share of common stock of Inprimis at an exercise price of $0.20 (U.S.). Immediately following the close of business on July 1, 2002, any such shares issued and outstanding will automatically convert into common stock of Inprimis at a conversion rate of one for one, except that any such shares that may not be so converted due to insufficient authorized and unissued common stock of Inprimis shall be mandatorily redeemed on the terms described above.

         The closing of the private placement is subject to the granting of an exemption by NASDAQ from its rule that an issuer receive shareholder approval of any issuance of greater than 20% of the voting power of its outstanding stock at the time of issuance, or, in the alternative, receipt of such shareholder approval.

         THE PLAN OF ARRANGEMENT

         The Letter of Intent contemplates that Issuer and Inprimis will negotiate and execute a definitive Plan of Arrangement agreement substantially on the terms set forth in the Letter of Intent. The Letter of Intent provides that at the closing of the Plan of Arrangement: (i) all current holders of shares of Issuer Common Stock will transfer their shares to an Inprimis subsidiary in exchange for freely trading shares of common stock of Inprimis at the rate of exchange of one share of Issuer Common Stock for one and one-half (1 1/2) shares of Inprimis common stock and (ii) all current holders of warrants and options for the purchase of Issuer Common Stock will exchange such warrants and options for warrants and options on substantially similar terms to purchase shares of common stock of Inprimis, with each such warrant or option for the purchase of a share of Issuer Common Stock entitling the holder thereof to a warrant or option, as applicable, for the purchase of one and one-half (1 1/2) shares of Inprimis common stock.

         Upon completion of the Plan of Arrangement, it is anticipated that the current holders of Issuer Common Stock will hold 84.99% of the outstanding shares of Inprimis common stock (81.6% on a fully diluted basis), making current holders of Issuer Common Stock majority owners of Inprimis.

         The Letter of Intent contemplates that, upon the closing of the Plan of Arrangement, Inprimis shall be governed by a board of directors consisting of nine directors, and that, for one year following the closing, six directors shall be appointed by the management of Issuer and three directors shall be appointed by the current management of Inprimis.

         The Letter of Intent provides that until the earlier of: the closing of the Plan of Arrangement or termination of the Letter of Intent by its terms, each of Inprimis and Issuer shall (i) refrain from discussing the acquisition or sale of all or any part of its business operations, except among each other or as required by law and (ii) without the written consent of the other, issue any securities, enter into contracts or otherwise act outside of the normal course of business, make payments to any related party except in the normal course of business, sell or negotiate to sell material assets of their business, or take any other action that would be considered by a prudent businessperson to materially and adversely affect Inprimis or Issuer, as applicable.

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CUSIP NO. 237921200                    13D                   PAGE 7 OF 12 PAGES
---------------------------                                  -------------------

         Closing of the Plan of Arrangement will be conditioned upon:

o receipt of the board of directors of Inprimis and Issuer, respectively, of an opinion of valuation consultants that the transaction is fair to their respective shareholders;

o the adoption of the Plan of Arrangement by the board of directors of Inprimis and Issuer, respectively;

o the approval of the Plan of Arrangement by the requisite vote of the shareholders of Issuer;

o the approval of a majority of the shareholders of Inprimis of additional authorized common stock sufficient to effect the Plan of Arrangement;

o receipt of all necessary material consents of third parties to the Plan of Arrangement and the absence of any legal impediments to completing the Plan of Arrangement on its terms;

o receipt of a ruling from a court of competent jurisdiction that the Plan of Arrangement is fair to the parties and their shareholders; and,

o neither Inprimis nor Issuer having filed for bankruptcy, become the subject of an involuntary bankruptcy proceeding or other insolvency proceeding or had a receiver appointed for its assets.

         THE LOCK-UP AGREEMENTS

         As described above, certain directors, executive officers and other shareholders of Issuer, representing 6.5% of its voting stock, have entered into Lock-Up Agreements with Inprimis. Also, if the Share Exchange Agreement is not consummated, then C-4 and Glencoe will enter into Lock-Up Agreements with Inprimis covering their shares of Issuer Common Stock which represent 40.472% of Issuer's issued and outstanding common stock. C-4 also holds warrants for the purchase of 3,000,000 shares of Issuer Common Stock. The Share Exchange Agreement provides that C-4 must vote any shares of Issuer Common Stock issued pursuant to such warrants in favor of the Plan of Arrangement. If C-4 enters into a Lock-Up Agreement, any shares of Issuer Common Stock issued pursuant to exercise of such warrants will be subject to the Lock-Up Agreement. Each party to a Lock-Up Agreement is hereinafter referred to as a Lock-Up Shareholder.

         Each Lock-Up Shareholder has, or shall have, (1) agreed to vote such Lock-Up Shareholder's shares of Issuer Common Stock in favor of the Plan of Arrangement at a shareholders meeting called for the purpose of approving the Plan of Arrangement; (2) agreed not to, and to use its best efforts to cause its representatives and advisors not to, directly or indirectly solicit, initiate or encourage (including, without limitation, by way of furnishing information) any Proposed Transaction (as defined in the Lock-Up Agreement); (3) agreed to enter into or participate in any discussions or negotiations regarding a Proposed Transaction or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Issuer or Inprimis or their subsidiaries or a Proposed Transaction or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the

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CUSIP NO. 237921200                    13D                   PAGE 8 OF 12 PAGES
---------------------------                                  -------------------

foregoing; (4) agreed (a) not to without the prior consent of Inprimis, sell, assign, transfer or otherwise convey or mortgage, pledge or hypothecate any of such Lock-Up Shareholder's shares of Issuer Common Stock, or such Lock-Up Shareholder's interest therein, except pursuant to the Plan of Arrangement; (b) not to exercise any shareholder rights or remedies available at common law or pursuant to applicable securities or corporate laws to delay, hinder, upset or challenge the Plan of Arrangement; (c) it will exercise all voting rights attached to such Lock-Up Shareholder's shares of Issuer Common Stock to vote against any resolution to be considered by the shareholders of Issuer that, if approved, could reasonably be considered to reduce the likelihood of success of the Plan of Arrangement; and (d) it will not, directly or indirectly, take any action whatsoever which may prohibit, impede or otherwise negatively impact on the transaction.

         Pursuant to the Lock-Up Agreements, if the transaction and Plan of Arrangement are not approved by the requisite vote of Issuer Common Stock, or if for any other reason the transaction does not close as contemplated by the Interim Plan of Arrangement Agreement, the Lock-Up Shareholders agree to exchange their shares of Issuer Common Stock for shares of Inprimis common stock on the same terms and conditions provided in the Share Exchange Agreement.

         The Lock-Up Agreements may be terminated at any time prior to the consummation of the Plan of Arrangement by written notice to the non-terminating party (1) by mutual written consent of the parties; (2) by either Inprimis or the Lock-Up Shareholder if the circular (as defined in the Lock-Up Agreement) is not mailed to holders of Issuer Common Stock prior to December 22, 2001, or such later date as the parties shall have agreed in writing; (3) by either Inprimis or the Lock-Up Shareholder if the transaction is not closed within two (2) months of the closing date unless the failure to so close shall be due to the failure of the party seeking to terminate the Lock-Up Agreement to perform the obligations under the Lock-Up Agreement required to be performed by it; and (4) by either Inprimis or the Lock-Up Shareholder if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the transaction, and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Lock-Up Agreement shall have used all commercially reasonable commercial efforts to remove such order, decree, ruling or injunction.

         The foregoing rights granted to Inprimis pursuant to the terms of the Lock-Up Agreements are referred to herein as the "Lock-Up Rights." Other than as set forth above, neither Inprimis, nor to Inprimis's knowledge, any of the persons set forth on Schedule A have any right or power to vote, direct the voting of, dispose of or direct the disposition of the Issuer Common Stock reported on this statement.

         The summaries of the Share Exchange Agreement, the Letter of Intent, the Lock-Up Agreements, the Plan of Arrangement and the Private Placement Agreement set forth in Items 3 and 4 herein are qualified in their entirety by reference to the copies thereof included as exhibits to this statement and incorporated herein in their entirety by reference.

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CUSIP NO. 237921200                    13D                   PAGE 9 OF 12 PAGES
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         (c)  Not applicable.

         (d) Upon completion of the Plan of Arrangement, the directors of the surviving corporation will be the directors of a newly created subsidiary of Inprimis immediately prior to the closing of the Plan of Arrangement. The officers of the surviving corporation will be the officers of such newly created subsidiary of Inprimis immediately prior to the closing of the Plan of Arrangement.

         With respect to the board of directors Inprimis, the Share Exchange Agreement provides that, upon closing of the Share Exchange Agreement, Inprimis shall use its best efforts to reconstitute its board of directors to consist of nine persons, with six directors appointed by C-4 and three directors being retained from the existing board. The Letter of Intent contemplates that, upon the closing of the formal Plan of Arrangement, Inprimis shall be governed by a board of directors consisting of nine directors, and that, for one year following the closing, six directors shall be appointed by the current management of Issuer and three directors shall be appointed by the current management of Inprimis.

         (e) Other than as contemplated by the Share Exchange Agreement and Plan of Arrangement described above, not applicable.

         (f)  Not applicable.

         (g) Upon completion of the Plan of Arrangement, the certificate of incorporation of the Issuer will be amended to be the same as the certificate of incorporation of a newly created subsidiary of Inprimis (except that the name of the surviving corporation will be DataWave Systems, Inc.) until thereafter amended. Upon completion of the Plan of Arrangement, the by-laws of the newly created subsidiary of Inprimis as in effect immediately prior to the consummation of the Plan of Arrangement will be the bylaws of the surviving corporation until thereafter amended.

         (h) - (i) If the Plan of Arrangement is consummated, the Issuer Common Stock will be deregistered under the Securities Exchange Act, delisted from the Canadian Venture Exchange and no longer authorized to be quoted on the NASDAQ OTC Bulletin Board.

          (j) Other than as described in this Item 4, neither Inprimis nor, to Inprimis's knowledge, any person named in Schedule A currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Inprimis reserves the right to develop such plans).

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------

         (a) As a result of the currently effective Lock-Up Agreements and the Share Exchange Agreement, Inprimis may be deemed to beneficially own an aggregate of 20,617,415 shares of Issuer Common Stock, (excluding any shares issuable upon the exercise of options or warrants that would be subject to the Share Exchange Agreement or Lock-Up Agreements) representing approximately 47% of the issued and outstanding Issuer Common Stock, based on the number of issued and outstanding shares of Issuer Common Stock as represented by the Issuer. Assuming the issuance of 1,491,968 shares of Issuer Common Stock that are issuable upon exercise of options for the purchase of Issuer Common Stock that have vested or will vest within 60 days from the date of this filing and assuming issuance of 3,000,000 shares of Issuer Common Stock that are issuable upon the exercise of warrants for the purchase of Issuer Common Stock held by C-4, Inprimis may be deemed to beneficially own an aggregate of 25,109,383 shares of Issuer Common Stock that would represent 51.9% of the then issued and outstanding shares of Issuer Common Stock after giving effect to the exercise of such options and warrants and assuming no other options or warrants were exercised.

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CUSIP NO. 237921200                    13D                   PAGE 10 OF 12 PAGES
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         (b) As a result of the currently effective Lock-Up Agreements and the Share Exchange Agreement, with respect to the Plan of Arrangement, Inprimis has the sole power to direct the vote of (and, as a result, may be deemed to beneficially own) 25,109,383 shares of Issuer Common Stock
(including warrants to purchase 3,000,000 shares of Issuer Common Stock held by C-4 and including options providing the right to acquire 1,491,968 shares of Issuer Common Stock that have vested or will vest within 60 days from the date of this filing but excluding options providing the right to acquire
121,497 shares of Issuer Common Stock scheduled to vest thereafter), that would represent 51.9% of the then issued and outstanding shares of Issuer
Common Stock after giving effect to the exercise of such options and warrants and assuming no other options or warrants were exercised. To Inprimis's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Except as described in Items 3 and 4, neither Inprimis nor, to the knowledge of Inprimis, any person named in Schedule A has effected any transaction in Issuer Common Stock during the past 60 days.

         (d) Neither Inprimis nor, to the knowledge of Inprimis, any of the persons named in Schedule A possesses any powers, rights or privileges with respect to Issuer Common Stock. All other powers, rights and privileges with respect to Issuer Common Stock remain with the shareholders, including but not limited to the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of such shares of Issuer Common Stock.

         (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
              -------------------------------------------------------------

         Other than the Share Exchange Agreement, the Letter of Intent and the Lock-Up Agreements, neither Inprimis nor, to the knowledge of Inprimis, any of the persons named in Schedule A is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------

         The following documents are filed as exhibits:

              1. Share Exchange Agreement, dated as of October 12, 2001, by and between Inprimis, Inc. and Cash Card Communications Corp. Ltd. (incorporated by reference from Exhibit 2 to Inprimis's Current Report on Form 8-K dated October 18,
                     2001).

              2. Private Placement Agreement, entered into as of October 12, 2001, by and among Inprimis, Inc., Cash Card Communications Corp., Ltd., Eduard Will and The Donald C. Sider Trust U/A dated July 10, 1985, Donald C. Sider,


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CUSIP NO. 237921200                    13D                   PAGE 11 OF 12 PAGES
---------------------------                                  -------------------

                     Trustee (incorporated by reference from Exhibit 10.1 to Inprimis's Current Report on Form 8-K dated October 18,
                     2001).

              3. Non-Binding Interim Plan of Arrangement Agreement, made and entered into as of October 12, 2001, by and among Inprimis, Inc., DataWave Systems, Inc. and Cash Card Communications Corp. Ltd. (incorporated by reference from Exhibit 10.2 to Inprimis's Current Report on Form 8-K dated October 18,
                     2001).

              4. Form of Lock-Up Agreement, dated as of October 12, 2001, between Inprimis, Inc. and each of certain shareholders of DataWave Systems, Inc. (incorporated by reference from
                     Exhibit 10.3 to Inprimis's Current Report on Form 8-K dated October 18, 2001).


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CUSIP NO. 237921200                    13D                   PAGE 12 OF 12 PAGES
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     OCTOBER 23, 2001
                                              ------------------------------
                                                          (Date)

                                                      /s/ EDUARD WILL
                                              ------------------------------
                                                         (Signature)

                                                Eduard Will, President and
                                                Chief Executive Officer
                                              ------------------------------
                                                       (Name/Title)

---------------------------
CUSIP NO. 237921200                    13D
---------------------------

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 INPRIMIS, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Inprimis, Inc. Except as indicated below, the business address of each such person is 1601 Clint Moore Road, Boca Raton, Florida 33487.

----------------------------------------------------------------------------------------------------------------------
            NAME AND TITLE                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------------------------
              Eduard Will
   Chairman of the Board, President,                                         Same
 Chief Executive Officer and Director
----------------------------------------------------------------------------------------------------------------------
            Larry L. Light
        Chief Operating Officer                                              Same
----------------------------------------------------------------------------------------------------------------------
            Arthur R. Wyatt                                   Professor, University of Illinois
               Director                                              2001 South Duncan Rd.
                                                                      Champaign, IL 61822
----------------------------------------------------------------------------------------------------------------------
          Bernard A. Carballo                                    Executive Consultant to the
               Director                                            Chief Executive Officer
                                                                   Seagate Technology, Inc.
                                                                       920 Disc Drive
                                                                   Scotts Valley, CA 95066
----------------------------------------------------------------------------------------------------------------------
              Karl Gruns                                             Financial Consultant
               Director                                                Sembdner Str. 4
                                                                       82110 Germering
                                                                           Germany
----------------------------------------------------------------------------------------------------------------------
          Michael S. Polacek                           Vice President and General Manager of National
               Director                                Semiconductor's Information Appliance Division
                                                                National Semiconductor Corp.
                                                                  2900 Semiconductor Drive
                                                                    Santa Clara, CA 95052
----------------------------------------------------------------------------------------------------------------------
           R. Michael Brewer
    Senior Vice President and Chief                                          Same
           Financial Officer
----------------------------------------------------------------------------------------------------------------------
           Michael D. Stebel
  Senior Vice President of Sales and                                         Same
               Marketing
----------------------------------------------------------------------------------------------------------------------
          Marty A. Ritchason
   Senior Vice President of General                                          Same
            Administration
----------------------------------------------------------------------------------------------------------------------

---------------------------
CUSIP NO. 237921200                    13D
---------------------------



                                   SCHEDULE B

                         LOCK-UP AGREEMENT SHAREHOLDERS

                                                                   DATAWAVE SYSTEMS, INC.
                                                                  COMMON STOCK, OPTIONS AND
                                                            WARRANTS SUBJECT TO VOTING AGREEMENTS
                                      ------------------------------------------------------------------------------
NAME                                  SHARES OF COMMON STOCK                   STOCK OPTIONS AND WARRANTS
----                                  ----------------------                   --------------------------
                                                                                                         VESTING
                                                                    VESTED           UNVESTED         WITHIN 60 DAYS
                                                                  -----------        --------         --------------
JOSH EMANUEL                            535,500                   1,143,500           61,500
VIDA EMANUEL                            391,982
DAVID EMANUEL                         1,106,962                      72,336           16,666
ARTHUR FREEDBERG                        240,186                      75,791            6,666
LARRY FREEDBERG                         535,000
RON BOZEK                                34,500                     114,428           16,666
PIERRE SAEZ                              14,285                      79,246           26,666             6,667
                                      -----------                 ---------          -------            ------
                                      2,858,415                   1,485,301          128,164            6,667
                                      -----------                 ---------          -------            ------

---------------------------
CUSIP NO. 237921200                    13D
---------------------------



EXHIBITS

1. Share Exchange Agreement, dated as of October 12, 2001, by and between Inprimis, Inc. and Cash Card Communications Corp. Ltd. (incorporated by reference from Exhibit 2 to Inprimis's Current Report on Form 8-K dated October 18, 2001).

2. Private Placement Agreement, entered into as of October 12, 2001, by and among Inprimis, Inc., Cash Card Communications Corp. Ltd., Eduard Will and The Donald C. Sider Trust U/A dated July 10, 1985, Donald C. Sider, Trustee (incorporated by reference from Exhibit 10.1 to Inprimis's Current Report on Form 8-K dated October 18, 2001).

3. Non-Binding Interim Plan of Arrangement Agreement, made and entered into as of October 12, 2001, by and among Inprimis, Inc., DataWave Systems, Inc. and Cash Card Communications Corp. Ltd. (incorporated by reference from Exhibit 10.2 to Inprimis's Current Report on Form 8-K dated
       October 18, 2001).

4. Form of Lock-Up Agreement, dated as of October 12, 2001, between Inprimis, Inc. and each of certain shareholders of DataWave Systems, Inc. (incorporated by reference from Exhibit 10.3 to Inprimis's Current Report on Form 8-K dated October 18, 2001).